EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2016
Earnings:
Income before provision for income taxes	$14,037
Equity in losses of unconsolidated businesses	63
Dividends from unconsolidated businesses	31
Interest expense (1)	3,239
Portion of rent expense representing interest	893
Amortization of capitalized interest	140

Earnings, as adjusted	$18,403

Fixed Charges:
Interest expense (1)	$3,239
Portion of rent expense representing interest	893
Capitalized interest	531

Fixed charges	$4,663

Ratio of earnings to fixed charges	3.95

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.